Exhibit 99.1

BW LPG Limited secures three-year time charter-out contracts for two VLGCs

Singapore, 9 February 2026

BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”) is pleased to announce that it has entered into three-year time charter-out contracts for two of its VLGCs, BW Tucana and BW Yushi. The period charters commenced in January 2026, increasing the fixed-rate time charter-out coverage to approximately 35% of the fleet capacity with an average rate of about USD 43,500 per day for 2026. Due to ongoing negotiations regarding the renewal of current time charters, the coverage level and average hire rates are subject to change prior to the Q4 2025 earnings release.

Kristian Sørensen, Chief Executive Officer, commented: “We are pleased to have secured two additional three-year time charters at solid levels, consistent with our communicated strategy of increasing coverage to approximately 40% of our fleet capacity through period charters and/or FFAs. BW LPG continues to strengthen its commercial platform with improved earnings visibility and robust downside protection while maintaining considerable spot exposure to a growing VLGC market.”

For further information, please contact:

Kristian Sørensen

Chief Executive Officer

Samantha Xu

Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of more than 50 Very Large Gas Carriers (VLGCs), including 22 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide.

Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.